Brian Pitko

SEC, Corporation Finance Division

Dear Mr. Pitko:

Find below the response to your comment.

WITH RESPECT TO YOUR COMMENT ON FEES PAID TO LINDA POWERS THE FOLLOWING TABLE HAS BE UPDATED ON PAGE 11:

Name	Year	Fees Earned or Paid in Cash	All Other Compensation(1)	Total
Linda F. Powers	2008	$92,416	$—	$92,416
R. Steve Harris	2008	$33,744	$—	$33,744

Only non-employee directors receive director fees. Effective June 22, 2007, we are required to pay Linda F. Powers, as Chairperson and a non-executive member of the Board of Directors, £50,000, or $92,416, per annum for her services. Also effective June 22, 2007, we were required to pay R. Steve Harris, as a non-executive member of the Board of Directors, £30,000 (approximately $60,000) per annum for his services. R. Steve Harris resigned as a director on June 30, 2008.

I have revisited our accounting of this payment history month by month taking into account the exchange rate variation beginning in January, 2008 and ending the end of December, 2008.  The amount in the table reflects the “fees earned or paid in cash” and the text in the above paragraph also reflects this amount.  There should be not discrepancy between the two and indeed there are not any discrepancies.

I hope this answers your question.

Furthermore:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know of any questions.  I can send you a redline if you wish.

Signature: /s/ Alton L. Boynton